

AVGOLD LIMITED
56 Main Street, Johannesburg, 2001
PO Box 62379, Marshalltown, 2107, South Africa
Telephone: (011) 634 9111 Telefax: (011) 634 0038

03 APR 24 AM 7:21

9 April 2003

File No: 82-4482
Rule 12(g) 3-2(b)

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-2
Washington DC 20549
United States of America



03022327

SUPPL

Attention : Mr Elliot Staffin

Dear Sir

Unaudited results for the quarter and nine months ended 31 March 2003

We enclose the above report for your records, and this has been posted to shareholders.

Yours sincerely
For and on behalf of
Avgold Limited

R de Villiers
For Company Secretary

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

RDV/re
C:\Documents and Settings\rosael\My Documents\AVGOLD\Letters\Letter - Office of International Finance - Unaudited results for quarter and nine months ended March 2003.doc

www.avgold.co.za
(Registration Number 1990/007025/06)
(Incorporated in the Republic of South Africa)
Directors: R.P. Menell (Chairman), J.C. Steenkamp* (Managing), D.N. Campbell*, J.J. Geldenhuys,



Unaudited Results

FOR THE QUARTER AND NINE MONTHS ENDED 31 MARCH 2003

File No 82 4482
Rule 12(g) 3-2(b)

INCOME STATEMENT – Rand thousand

	Unaudited Quarter ended March 2003	Unaudited Quarter ended March 2002	Unaudited Quarter ended Dec 2002	Unaudited Year to date March 2003	Unaudited Year to date March 2002	Audited Year ended June 2002
Revenue	278 020	64 885	241 635	780 383	193 040	363 802
– gold revenue	277 770	64 885	241 170	779 478	193 040	362 709
– by-products	250	–	465	905	–	1 093
Costs and expenses	230 785	56 811	225 230	683 569	170 635	346 468
– gold operating	174 636	46 071	176 053	524 769	142 425	265 137
– retrenchments	–	–	–	–	–	4 747
– amortisation	48 291	6 257	42 918	140 322	18 325	57 389
– administration and general	7 858	4 483	6 259	18 478	9 885	19 195
Operating profit	47 235	8 074	16 405	96 814	22 405	17 334
Investment income	3 073	1	3 469	9 655	165	2 147
Finance cost	15 008	–	14 991	44 136	–	8 419
Unrealised foreign exchange gain	14 111	–	62 573	66 186	–	30 335
Income before taxation	49 411	8 075	67 456	128 519	22 570	41 397
Taxation	8 207	–	–	8 207	5 000	5 000
Net earnings for the period	41 204	8 075	67 456	120 312	17 570	36 397
Headline earnings	41 204	8 075	67 456	120 312	17 570	36 397
Headline earnings per share (cents)	6	1	10	18	3	5
Earnings per share (cents)	6	1	10	18	3	5
Weighted number of shares in issue (million)	675	671	674	674	670	670

BALANCE SHEET – Rand thousand

	Unaudited 31 March 2003	Unaudited 31 March 2002	Audited 30 June 2002
ASSETS			
Non-current assets	2 880 041	2 926 966	2 931 207
Fixed assets	2 831 692	2 881 325	2 883 336
Investments	48 349	45 641	47 871
Current assets	239 852	191 527	208 742
Inventories	47 202	48 198	44 761
Trade and other receivables	53 040	36 963	55 171
Derivative instruments	5 797	–	–
Deposits and cash	133 813	106 366	108 810
Total assets	3 119 893	3 118 493	3 139 949
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	6 755	6 713	6 729
Share premium	2 215 988	2 201 059	2 206 385
Reserves	143 067	(1 871)	16 958
Total shareholders' equity	2 365 810	2 205 901	2 230 072
Non-current liabilities	425 186	721 212	630 105
Long-term loans	337 886	643 261	548 072
Deferred tax liability	5 550	–	–
Long-term provisions	81 750	77 951	82 033
Current liabilities	328 897	191 380	279 772
Trade and other payables	122 184	115 725	153 343
Short-term borrowings	206 713	75 655	126 429
Total equity and liabilities	3 119 893	3 118 493	3 139 949

A booklet incorporating a more detailed review of the unaudited results for the quarter and nine months ended 31 March 2003 will be posted to all shareholders.

Copies of this booklet can be obtained by contacting Carol Loggenberg on (011) 634-0424 or by e-mail at caroll@avmin.co.za. The full results are available at www.avgold.co.za or www.avmin.co.za.

DIRECTORATE:

Executive: Jan Steenkamp (Managing), Doug Campbell, Arné Lewis, Gerhard Potgieter

Non-executive: Rick Menell (Chairman), Jurie Geldenhuys, David Murray, Bill Nairn, Gerry Robbertze, Vincent Uren

Alternate directors: Willan Abel, Ian Botha

Company secretary: Essop Sather

REGISTERED OFFICE
56 Main Street
Johannesburg 2001
PO Box 62379
Marshalltown 2107
Tel: (011) 634-9111
Fax: (011) 634-0038
Website: www.avgold.co.za

TRANSFER SECRETARIES
Computershare Investor Services Limited
70 Marshall Street
Johannesburg 2001
Tel: (011) 370-7810
Fax: (011) 370-5271
Website: www.computershare.com

- **OPERATING PROFIT INCREASED BY 188 PER CENT DURING THE QUARTER**
- **R94 MILLION CASH GENERATED FROM OPERATING ACTIVITIES DURING THE QUARTER**
- **NEGATIVE MARK-TO-MARKET VALUE OF HEDGE BOOK DECLINES TO R149 MILLION**
- **MOST PRODUCTION ISSUES AT TARGET ADDRESSED**
- **ETC SOLD FOR R300 MILLION**

COMMENTARY

Avgold: three months ended 31 March 2003

Avgold Limited's revenue increased 15 per cent to R278,0 million (31 December 2002: R241,6 million) during the quarter as a result of a significant improvement in yield at Target after most of the production issues affecting the mine were addressed. Headline earnings declined to R41,2 million (R67,5 million), which equates to earnings of 6 cents a share (10 cents a share). The decrease in headline earnings in this quarter reflected the exceptional unrealised foreign exchange gain of R62,6 million recorded in the prior quarter (R14,1 million in the current quarter).

Operating income increased by 188 per cent from R16,4 million to R47,2 million. An improvement in Avgold's yield to 9,93g/t (7,79g/t) resulted in total gold sold during the quarter increasing to 3 267kg (2 934kg), including 141kg (355kg) of gold from the old Loraine mine's cleanup. Avgold's cash costs decreased in Rand terms to R53 386/kg from the prior quarter's R59 838/kg, but increased in US dollar terms to US$197/oz from US$189/oz as a result of the Rand strengthening against the US dollar.

The mark-to-market value of Avgold's hedge book as at 31 March 2003 was a negative R149 million, significantly lower than the prior quarter's negative R485 million – as a result of the strengthening of the Rand against the US dollar and delivery into the hedge book.

Avgold signed a Sale of Business Agreement with Metorex Limited ("Metorex") on 14 February 2003, whereby a subsidiary of Metorex will acquire Avgold's ETC assets for R300 million. The proceeds will be paid to Avgold in cash after the completion of certain conditions precedent, including Competition Commission approval. Metorex has included a significant Black Economic Empowerment component in the ownership of ETC. This transaction is scheduled to complete before 30 June 2003.

Avgold: nine months ended 31 March 2003

The commencement of operations at the Target gold mine in May 2002 *fundamentally changed the profile of Avgold.* As a result, the figures are not comparable with the 2002 equivalent period.

Avgold's headline earnings were R120,3 million, which equate to 18 cents a share, including an unrealised foreign exchange gain of R66,2 million. Avgold recorded an operating profit of R96,8 million. Total gold sold during the period was 9 276kg at a yield of 8,69g/t, including 665kg of gold from the old Loraine mine's cleanup. Avgold's cash costs were R56 502/kg, or US$184/oz.

Target's Life of Mine Plan was updated during the period. The new Life of Mine is 18 years, compared to the previous life of 13 years. The revised Life of Mine has resulted in a reduction in the amortisation rate per kilogram produced.

Target: three months ended 31 March 2003

Target addressed most of the issues that adversely affected production in the previous quarter. As a result, total gold sold increased to 2 583kg (2 150kg), including 141kg (355kg) from the old Loraine mine's cleanup. A significantly higher yield of 10,36g/t (7,33g/t) offset the decrease in the amount of ore milled, which fell to 249 417 tonnes (293 516 tonnes) following waste separation underground. Cash costs decreased to R47 723/kg (R57 948/kg), or US$176/oz (US$183/oz).

Capital expenditure was R25,7 million (R30,8 million).

Target: nine months ended 31 March 2003

During the nine months Target milled a total of 825 827 tonnes of ore at a yield of 8,61g/t. Total gold sold amounted to 7 107kg, of which 665kg was from the old Loraine mine's cleanup. The cash cost was R51 692/kg, or US$168/oz. Capital expenditure decreased significantly to R72,2 million (R345,9 million).

ETC: three months ended 31 March 2003

The Sheba, New Consort and Fairview mines milled 79 378 tonnes of ore at an average yield of 8,61g/t during the quarter, compared to 83 107 tonnes at an average yield of 9,43g/t during the prior quarter. Cash costs increased to R74 786/kg (R65 027/kg), or US$276/oz (US$205/oz). Gold sold totalled 683kg (784kg). Capital expenditure decreased to R2,1 million (R3,8 million).

ETC: nine months ended 31 March 2003

Gold sold increased to 2 169kg from the prior nine-month period's 2 111kg, with 242 126 tonnes (244 156 tonnes) of ore milled. Yields improved to 8,96g/t (8,65g/t). Cash costs increased to R72 259/kg (R69 199/kg), or US$235/oz (US$217/oz). Capital expenditure decreased to R9 million (R14,7 million).

Northern Free State Exploration

Exploration work continued on the Paradise area, immediately north of the Target mine. The pre-feasibility study on a mine design continues. The completed design and report will be presented to the board by 30 September 2003.

Change of directors

Avgold is pleased to announce the appointment of Mr Vincent Uren as a director of the company following the resignation of Mrs J Thomas. Mr Ian Botha and Mr Willan Abel have been appointed as alternate directors to Messrs Vincent Uren and Bill Nairn respectively.

Borrowings

Avgold has reached a preliminary agreement to refinance its existing US dollar and Rand term loan facility using a R600 million bridge facility, including a R200 million facility for general corporate purposes, from a South African bank. No new hedging will be required and existing cash resources and the proceeds from the sale of ETC will be used to repay the bridge facility, leaving only the general corporate facility.

Accounting policies

The accounting policies used are in accordance with South African Statement of Generally Accepted Accounting Practice and are consistent with those applied in the previous financial year.

On behalf of the Board

Rick Menell
Chairman

Jan Steenkamp
Managing Director

Johannesburg
7 April 2003

AUDITORS
KPMG Inc
85 Empire Road
Parktown 2193
Tel: (011) 647-7111
Fax: (011) 484-0536
Website: www.kpmg.co.za

SPONSORING BROKER
Deutsche Securities (SA) (Proprietary) Limited
3 Exchange Square
87 Maude Street
Sandton 2196
Tel: (011) 775-7000
Fax: (011) 775-7618
Website: www.db.co.za

CASH FLOW STATEMENT – Rand thousand

	Unaudited Quarter ended March 2003	Unaudited Quarter ended Dec 2002	Unaudited Year to date March 2003	Unaudited Year to date March 2002	Audited Year ended June 2002
Cash generated from/(utilised by) operations					
Operating profit	47 235	16 405	96 814	22 405	17 334
Non-cash items and adjustments:					
Amortisation and depreciation	48 291	42 918	140 322	18 325	57 389
Provisions	524	(187)	(283)	3 704	7 788
	96 050	59 136	236 853	44 434	82 511
Retrenchment payments	–	–	–	(1 126)	(5 873)
Payments to environmental trust fund	–	–	–	(1 897)	(4 151)
Investment income	3 073	3 469	9 655	165	2 147
Finance charges	(15 008)	(14 991)	(44 136)	–	(8 419)
	84 115	47 614	202 372	41 576	66 215
Cash provided by/(reinvested in) working capital					
Inventories	8 300	(293)	(2 441)	(14 951)	(11 514)
Payables and provisions	641	1 809	(33 816)	(22 193)	10 155
Receivables	1 088	3 251	2 131	10 904	(7 303)
Net cash generated from operating activities	94 144	52 381	168 246	15 336	57 553
Cash utilised in investment activities					
Fixed assets acquired	(32 583)	(38 026)	(91 168)	(300 261)	(345 645)
Investments acquired	(478)	–	(478)	(1 149)	(1 124)
Fixed assets sold	713	581	2 490	2 471	5 531
	(32 348)	(37 445)	(89 156)	(298 939)	(341 238)
Cash provided by financing activities					
Net increase in shareholders' funding	1 719	6 247	9 629	17 525	22 868
Leased assets	(363)	(350)	(1 054)	(1 320)	(1 634)
(Decrease)/increase in long-term loans	(48 269)	–	(48 269)	251 232	191 952
(Decrease)/increase in overdrafts and short-term borrowings	(5 904)	1 540	(2 128)	66 625	123 402
	(52 817)	7 437	(41 822)	334 062	336 588
Increase in cash balances	8 979	22 373	37 268	50 459	52 903
Cash and cash equivalents at beginning of period	133 387	114 688	108 810	55 907	55 907
Translation adjustment	(8 553)	(3 674)	(12 265)	–	–
Cash and cash equivalents at end of period	133 813	133 387	133 813	106 366	108 810

STATEMENT OF SHAREHOLDERS' EQUITY – Rand thousand

	Ordinary share capital and premium	Retained income	Equity reserves	Unaudited Year to date March 2003	Unaudited Year to date March 2002	Audited Year ended June 2002
Changes in shareholders' equity						
Balance at beginning of period	2 213 114	16 958		2 230 072	2 170 808	2 170 808
Share options exercised	9 655			9 655	17 523	22 867
Expenses written off against share premium	(26)			(26)	–	–
Transfers to equity reserves			5 797	5 797	–	–
Net earnings for the period		120 312		120 312	17 570	36 397
Balance at end of period	2 222 743	137 270	5 797	2 365 810	2 205 901	2 230 072

SALIENT FEATURES – SALES AND COSTS

		Quarter ended March 2003	Quarter ended December 2002	Year to date March 2003	Year to date March 2002
Avgold total:					
Revenue received	– Rand per kilogram	85 036	82 197	84 033	91 438
	– US$ per ounce	310	296	303	240
Average spot price	– Rand per kilogram	95 874	101 570	100 776	89 559
	– US$ per ounce	354	321	330	280
Cash cost	– Rand per kilogram	53 386	59 838	56 502	69 199
	– US$ per ounce	197	189	184	217
Total gold sales	– kilograms	3 267	2 934	9 276	2 111
	– ounces	105 021	94 332	298 225	67 875
ETC:					
Cash cost	– Rand per kilogram	74 786	65 027	72 259	69 199
	– US$ per ounce	276	205	235	217
Total gold sales	– kilograms	683	784	2 169	2 111
	– ounces	21 975	25 192	69 742	67 875
Target:					
Cash cost	– Rand per kilogram	47 723	57 948	51 692	–
	– US$ per ounce	176	183	168	–
Total gold sales	– kilograms	2 583	2 150	7 107	–
	– ounces	83 045	69 140	228 484	–

File No 82-4482
Rule 12(g) 3-2 (b)



Unaudited Results

FOR THE QUARTER AND NINE MONTHS ENDED 31 MARCH 2003

Avgold Limited
(Incorporated in the Republic of South Africa)
Registration Number: 1990/007025/06
Share code AVG
ISIN ZAE 0000 12175
("Avgold")

Avgold share price (cents)

	Quarter ended 31 March 2003	Nine months ended 31 March 2003
High:	1 265	1 265
Low:	800	616
Average:	985	869
Period end:	815	815

Source: Reuters

Avgold share price (cents)
1 July 2002 to 31 March 2003


1 300
1 200
1 100
1000
900
800
700
600
2002/07/01
2002/08/01
2002/09/01
2002/10/01
2002/11/01
2002/12/01
2003/01/01
2003/02/01
2003/03/01

London Gold PM Fix (US$)
1 July 2002 to 31 March 2003


390
380
370
360
350
340
330
320
310
300
2002/07/01
2002/08/01
2002/09/01
2002/10/01
2002/11/01
2002/12/01
2003/01/01
2003/02/01
2003/03/01

- **OPERATING PROFIT INCREASED BY 188 PER CENT DURING THE QUARTER**
- **R94 MILLION CASH GENERATED FROM OPERATING ACTIVITIES DURING THE QUARTER**
- **NEGATIVE MARK-TO-MARKET VALUE OF HEDGE BOOK DECLINES TO R149 MILLION**
- **MOST PRODUCTION ISSUES AT TARGET ADDRESSED**
- **ETC SOLD FOR R300 MILLION**

SAFETY AND HEALTH

The Board of Directors is pleased to announce a significant improvement in safety over the past quarter. During the quarter, the lost day injury frequency rate fell by 57 per cent to 5,8 lost day cases per million man-hours worked. Target achieved its third Department of Minerals and Energy (DME) 1000 Fatality Free Production Shifts Award on 17 February 2003. The lost day injury frequency rate per million man-hours worked for Avgold is as follows:

	Quarter ended		Nine months ended
	31 March 2003	31 December 2002	31 March 2003
ETC	6,0	20,0	14,2
Target	5,6	8,8	11,9
Avgold	5,8	13,6	13,0

COMMENTARY

SALIENT FEATURES – SALES AND COSTS

		Quarter ended		Year to date	
		March 2003	December 2002	**March 2003**	March 2002
Avgold total:					
Revenue received	– Rand per kilogram	**85 036**	82 197	**84 033**	91 438
	– US$ per ounce	**310**	296	**303**	240
Average spot price	– Rand per kilogram	**95 874**	101 570	**100 776**	89 559
	– US$ per ounce	**354**	321	**330**	280
Cash cost	– Rand per kilogram	**53 386**	59 838	**56 502**	69 199
	– US$ per ounce	**197**	189	**184**	217
Total gold sales	– kilograms	**3 267**	2 934	**9 276**	2 111
	– ounces	**105 021**	94 332	**298 225**	67 875
ETC:					
Cash cost	– Rand per kilogram	**74 786**	65 027	**72 259**	69 199
	– US$ per ounce	**276**	205	**235**	217
Total gold sales	– kilograms	**683**	784	**2 169**	2 111
	– ounces	**21 975**	25 192	**69 742**	67 875
Target:					
Cash cost	– Rand per kilogram	**47 723**	57 948	**51 692**	–
	– US$ per ounce	**176**	183	**168**	–
Total gold sales	– kilograms	**2 583**	2 150	**7 107**	–
	– ounces	**83 045**	69 140	**228 484**	–

Avgold: three months ended 31 March 2003

Avgold Limited's revenue increased 15 per cent to R278,0 million (31 December 2002: R241,6 million) during the quarter as a result of a significant improvement in yield at Target after most of the production issues affecting the mine were addressed. Headline earnings declined to R41,2 million (R67,5 million), which equates to earnings of 6 cents a share (10 cents a share). The decrease in headline earnings in this quarter reflected the exceptional unrealised foreign exchange gain of R62,6 million recorded in the prior quarter (R14,1 million in the current quarter).

Operating income increased by 188 per cent from R16,4 million to R47,2 million. An improvement in Avgold's yield to 9,93g/t (7,79g/t) resulted in total gold sold during the quarter increasing to 3 267kg (2 934kg), including 141kg (355kg) of gold from the old Loraine mine's cleanup. Avgold's cash costs decreased in Rand terms to R53 386/kg from the prior quarter's R59 838/kg, but increased in US dollar terms to US$197/oz from US$189/oz as a result of the Rand strengthening against the US dollar.

The mark-to-market value of Avgold's hedge book as at 31 March 2003 was a negative R149 million, significantly lower than the prior quarter's negative R485 million – as a result of the strengthening of the Rand against the US dollar and delivery into the hedge book.


COMMENTARY

Avgold signed a Sale of Business Agreement with Metorex Limited ("Metorex") on 14 February 2003, whereby a subsidiary of Metorex will acquire Avgold's ETC assets for R300 million. The proceeds will be paid to Avgold in cash after the completion of certain conditions precedent, including Competition Commission approval. Metorex has included a significant Black Economic Empowerment component in the ownership of ETC. This transaction is scheduled to complete before 30 June 2003.

Avgold: nine months ended 31 March 2003

The commencement of operations at the Target gold mine in May 2002 fundamentally changed the profile of Avgold. As a result, the figures are not comparable with the 2002 equivalent period.

Avgold's headline earnings were R120,3 million, which equate to 18 cents a share, including an unrealised foreign exchange gain of R66,2 million. Avgold recorded an operating profit of R96,8 million. Total gold sold during the period was 9 276kg at a yield of 8,69g/t, including 665kg of gold from the old Loraine mine's cleanup. Avgold's cash costs were R56 502/kg, or US$184/oz.

Target's Life of Mine Plan was updated during the period. The new Life of Mine is 18 years, compared to the previous life of 13 years. The revised Life of Mine has resulted in a reduction in the amortisation rate per kilogram produced.

Target: three months ended 31 March 2003

Target addressed most of the issues that adversely affected production in the previous quarter. As a result, total gold sold increased to 2 583kg (2 150kg), including 141kg (355kg) from the old Loraine mine's cleanup. A significantly higher yield of 10,36g/t (7,33g/t) offset the decrease in the amount of ore milled, which fell to 249 417 tonnes (293 516 tonnes) following waste separation underground. Cash costs decreased to R47 723/kg (R57 948/kg), or US$176/oz (US$183/oz).

Capital expenditure was R25,7 million (R30,8 million).

Target: nine months ended 31 March 2003

During the nine months Target milled a total of 825 827 tonnes of ore at a yield of 8,61g/t. Total gold sold amounted to 7 107kg, of which 665kg was from the old Loraine mine's cleanup. The cash cost was R51 692/kg, or US$168/oz. Capital expenditure decreased significantly to R72,2 million (R345,9 million).

ETC: three months ended 31 March 2003

The Sheba, New Consort and Fairview mines milled 79 378 tonnes of ore at an average yield of 8,61g/t during the quarter, compared to 83 107 tonnes at an average yield of 9,43g/t during the prior quarter. Cash costs increased to R74 786/kg (R65 027/kg), or US$276/oz (US$205/oz). Gold sold totalled 683kg (784kg). Capital expenditure decreased to R2,1 million (R3,8 million).

COMMENTARY

ETC: nine months ended 31 March 2003

Gold sold increased to 2 169kg from the prior nine-month period's 2 111kg, with 242 126 tonnes (244 156 tonnes) of ore milled. Yields improved to 8,96g/t (8,65g/t). Cash costs increased to R72 259/kg (R69 199/kg), or US$235/oz (US$217/oz). Capital expenditure decreased to R9 million (R14,7 million).

Northern Free State Exploration

Exploration work continued on the Paradise area, immediately north of the Target mine. The pre-feasibility study on a mine design continues. The completed design and report will be presented to the board by 30 September 2003.

HEDGING

As at 31 March 2003, Avgold's hedge book represented 55 per cent of forecast gold production to June 2006 and had a mark-to-market value of a negative R149 million. This was calculated at a gold price of US$331,60/oz and an exchange rate of US$1,00 : ZAR7,958. The bulk of these hedges were established as a requirement to the five-year term facility arranged for the completion of the Target mine. All of these forward sales agreements will expire by December 2005. The hedges are un-margined and Avgold is maintaining its policy of not using derivative instruments for speculative purposes. The negative value of the hedge book represents an opportunity loss. The hedge book at 31 March 2003 is represented as follows:

Period ending			June 2003	June 2004	June 2005	June 2006
Dollar forward sales contracts						
	Quantity sold	**kg**	731	1 601	1 458	672
		oz	23 508	51 481	46 885	21 620
		US$/oz	313	298	284	290
Rand forward sales contracts						
	Quantity sold	**kg**	1 655	7 830	7 679	3 730
		oz	53 215	251 733	246 876	119 923
		R/kg	84 042	85 135	94 009	100 985

COMMENTARY

TRANSLATION INTO US DOLLARS

To assist international investors, a translation of convenience into United States dollars is provided for the income statement, balance sheet and cash flow statements. These translations are based on average rates of exchange for income statement and cash flow statement items and those ruling at period end for the balance sheet items.

The following rand/US dollar exchange rates were used to prepare the financial results:

	Quarter ended			Year to date		Year ended
	March 2003	March 2002	December 2002	**March 2003**	March 2002	June 2002
Average rate for the period	**8,42**	11,62	9,85	**9,55**	9,92	10,09
Spot rate at end of period	**8,00**	*11,51*	*8,65*	**8,00**	*11,51*	*10,25*

CHANGE OF DIRECTORS

Avgold is pleased to announce the appointment of Mr Vincent Uren as a director of the company following the resignation of Mrs J Thomas. Mr Ian Botha and Mr Willan Abel have been appointed as alternate directors to Messrs Vincent Uren and Bill Nairn respectively.

BORROWINGS

Avgold has reached a preliminary agreement to refinance its existing US dollar and Rand term loan facility using a R600 million bridge facility, including a R200 million facility for general corporate purposes, from a South African bank. No new hedging will be required and existing cash resources and the proceeds from the sale of ETC will be used to repay the bridge facility, leaving only the general corporate facility.

ACCOUNTING POLICIES

The accounting policies used are in accordance with South African Statement of Generally Accepted Accounting Policies and are consistent with those applied in the previous financial year.

On behalf of the Board of Directors



Chairman
R P Menell



Managing Director
J C Steenkamp

Directors: R P Menell (Chairman), J C Steenkamp* (Managing), D N Campbell*, J J Geldenhuys, D N Murray, A N Lewis*, W A Nairn, G S Potgieter*, G J Robbertze, V P Uren
Alternate Directors: W J Abel, I Botha
+ Executive directors
Company secretary: S E Sather
Johannesburg
7 April 2003

FINANCIAL RESULTS

INCOME STATEMENT – Rand thousand

	Unaudited Quarter ended			Unaudited Year to date		Audited Year ended
	March 2003	March 2002	December 2002	March 2003	March 2002	June 2002
Revenue	278 020	64 885	241 635	780 383	193 040	363 802
– gold revenue	277 770	64 885	241 170	779 478	193 040	362 709
– by-products	250	–	465	905	–	1 093
Costs and expenses	230 785	56 811	225 230	683 569	170 635	346 468
– gold operating	174 636	46 071	176 053	524 769	142 425	265 137
– retrenchments	–	–	–	–	–	4 747
– amortisation	48 291	6 257	42 918	140 322	18 325	57 389
– administration and general	7 858	4 483	6 259	18 478	9 885	19 195
Operating profit	47 235	8 074	16 405	96 814	22 405	17 334
Investment income	3 073	1	3 469	9 655	165	2 147
Finance cost	15 008	–	14 991	44 136	–	8 419
Unrealised foreign exchange gain	14 111	–	62 573	66 186	–	30 335
Income before taxation	49 411	8 075	67 456	128 519	22 570	41 397
Taxation	8 207	–	–	8 207	5 000	5 000
Net earnings for the period	41 204	8 075	67 456	120 312	17 570	36 397
Headline earnings	41 204	8 075	67 456	120 312	17 570	36 397
Headline earnings per share (cents)	6	1	10	18	3	5
Earnings per share (cents)	6	1	10	18	3	5
Weighted number of shares in issue (million)	675	671	674	674	670	670

BALANCE SHEET – Rand thousand

	Unaudited 31 March 2003	Unaudited 31 March 2002	Audited 30 June 2002
ASSETS			
Non-current assets	2 880 041	2 926 966	2 931 207
Fixed assets	2 831 692	2 881 325	2 883 336
Investments	48 349	45 641	47 871
Current assets	239 852	191 527	208 742
Inventories	47 202	48 198	44 761
Trade and other receivables	53 040	36 963	55 171
Derivative instruments	5 797	–	–
Deposits and cash	133 813	106 366	108 810
Total assets	3 119 893	3 118 493	3 139 949
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	6 755	6 713	6 729
Share premium	2 215 988	2 201 059	2 206 385
Reserves	143 067	(1 871)	16 958
Total shareholders' equity	2 365 810	2 205 901	2 230 072
Non-current liabilities	425 186	721 212	630 105
Long-term loans	337 886	643 261	548 072
Deferred tax liability	5 550	–	–
Long-term provisions	81 750	77 951	82 033
Current liabilities	328 897	191 380	279 772
Trade and other payables	122 184	115 725	153 343
Short-term borrowings	206 713	75 655	126 429
Total equity and liabilities	3 119 893	3 118 493	3 139 949



CASH FLOW STATEMENT – Rand thousand

	Unaudited Quarter ended		Unaudited Year to date		Audited Year ended
	March 2003	December 2002	March 2003	March 2002	June 2002
Cash generated from/(utilised by) operations					
Operating profit	47 235	16 405	96 814	22 405	17 334
Non-cash items and adjustments					
Amortisation and depreciation	48 291	42 918	140 322	18 325	57 389
Provisions	524	(187)	(283)	3 704	7 788
	96 050	59 136	236 853	44 434	82 511
Retrenchment payments	-	-	-	(1 126)	(5 873)
Payments to environmental trust fund	-	-	-	(1 897)	(4 151)
Investment income	3 073	3 469	9 655	165	2 147
Finance charges	(15 008)	(14 991)	(44 136)	-	(8 419)
	84 115	47 614	202 372	41 576	66 215
Cash provided by/(reinvested in) working capital					
Inventories	8 300	(293)	(2 441)	(14 951)	(11 514)
Payables and provisions	641	1 809	(33 816)	(22 193)	10 155
Receivables	1 088	3 251	2 131	10 904	(7 303)
Net cash generated from operating activities	94 144	52 381	168 246	15 336	57 553
Cash utilised in investment activities					
Fixed assets acquired	(32 583)	(38 026)	(91 168)	(300 261)	(345 645)
Investments acquired	(478)	-	(478)	(1 149)	(1 124)
Fixed assets sold	713	581	2 490	2 471	5 531
	(32 348)	(37 445)	(89 156)	(298 939)	(341 238)
Cash provided by financing activities					
Net increase in shareholders' funding	1 719	6 247	9 629	17 525	22 868
Leased assets	(363)	(350)	(1 054)	(1 320)	(1 634)
(Decrease)/increase in long-term loans	(48 269)	-	(48 269)	251 232	191 952
(Decrease)/increase in overdrafts and short-term borrowings	(5 904)	1 540	(2 128)	66 625	123 402
	(52 817)	7 437	(41 822)	334 062	336 588
Increase in cash balances	8 979	22 373	37 268	50 459	52 903
Cash and cash equivalents at beginning of period	133 387	114 688	108 810	55 907	55 907
Translation adjustment	(8 553)	(3 674)	(12 265)	-	-
Cash and cash equivalents at *end of period*	*133 813*	*133 387*	*133 813*	*106 366*	*108 810*

STATEMENT OF SHAREHOLDERS' EQUITY – Rand thousand

	Ordinary share capital and premium	Retained income	Equity reserves	Unaudited Year to date March 2003	Unaudited Year to date March 2002	Audited Year ended June 2002
Changes in shareholders' equity						
Balance at beginning of period	2 213 114	16 958		2 230 072	2 170 808	2 170 808
Share options exercised	9 655			9 655	17 523	22 867
Expenses written off against share premium	(26)			(26)	-	-
Transfers to equity reserves			5 797	5 797	-	-
Net earnings for the period		120 312		120 312	17 570	36 397
Balance at *end of period*	2 222 743	137 270	5 797	2 365 810	2 205 901	2 230 072



INCOME STATEMENT – US dollar thousand

	Unaudited Quarter ended			Unaudited Year to date		Audited Year ended
	March 2003	March 2002	December 2002	March 2003	March 2002	June 2002
Revenue	33 019	5 584	24 531	81 716	19 460	36 060
– gold revenue	32 989	5 584	24 484	81 621	19 460	35 952
– by-products	30	–	47	95	–	108
Costs and expenses	27 409	4 889	22 865	71 578	17 201	34 342
– gold operating	20 741	3 965	17 873	54 950	14 357	26 280
– retrenchments	–	–	–	–	–	470
– amortisation	5 735	538	4 357	14 693	1 847	5 689
– administration and general	933	386	635	1 935	997	1 903
– exploration	–	–	–	–	–	–
Operating profit	5 610	695	1 666	10 138	2 259	1 718
Investment income	365	–	352	1 011	16	213
Finance cost	1 783	–	1 522	4 622	–	835
Unrealised foreign exchange gain	1 676	–	6 350	6 930	–	3 007
Income before taxation	5 868	695	6 849	13 457	2 275	4 103
Taxation	1 026	–	–	1 026	495	495
Net earnings for the period	4 842	695	6 849	12 431	1 780	3 608
Headline earnings	4 842	695	6 849	12 431	1 780	3 608
Headline earnings per share (cents)	1	–	1	2	–	1
Earnings per share (cents)	1	–	1	2	–	1
Weighted number of shares in issue (million)	675	671	674	674	670	670

BALANCE SHEET – US dollar thousand

	Unaudited 31 March 2003	Unaudited 31 March 2002	Audited 30 June 2002
ASSETS			
Non-current assets	360 005	338 377	285 971
Fixed assets	353 961	333 101	281 301
Investments	6 044	5 276	4 670
Current assets	29 982	22 142	20 365
Inventories	5 900	5 572	4 367
Trade and other receivables	6 630	4 273	5 382
Derivative investments	725	–	–
Deposits and cash	16 727	12 297	10 616
Total assets	389 987	360 519	306 336
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	845	775	656
Share premium	282 586	254 868	217 773
Reserves	12 295	(626)	(861)
Total shareholders' equity	295 726	255 017	217 568
Non-current liabilities	53 148	83 377	61 474
Long-term loans	42 236	74 365	53 471
Deferred tax liability	694	–	–
Long-term provisions	10 219	9 012	8 003
Current liabilities	41 112	22 125	27 294
Trade and other payables	15 273	13 379	14 960
Short-term borrowings	25 839	8 746	12 334
Total equity and liabilities	389 987	360 519	306 336





CASH FLOW STATEMENT – US dollar thousand

	Unaudited Quarter ended		Unaudited Year to date		Audited Year ended
	March 2003	December 2002	March 2003	March 2002	June 2002
Cash generated from/(utilised by) operations					
Operating profit	5 610	1 666	10 138	2 259	1 718
Non-cash items and adjustments:					
Amortisation and depreciation	5 735	4 357	14 693	1 847	5 689
Provisions	63	(22)	(30)	373	772
	11 408	6 001	24 801	4 479	8 179
Retrenchment payments	–	–	–	(114)	(582)
Payments to environmental trust fund	–	–	–	(191)	(411)
Investment income	365	352	1 011	16	213
Finance charges	(1 783)	(1 522)	(4 622)	–	(835)
	9 990	4 831	21 190	4 190	6 564
Cash provided by/(reinvested in) working capital					
Inventories	986	(35)	(256)	(1 507)	(1 141)
Payables and provisions	76	215	(3 541)	(2 237)	1 007
Receivables	129	386	224	1 099	(724)
Net cash generated from operating activities	11 181	5 397	17 617	1 545	5 706
Cash utilised in investment activities					
Fixed assets acquired	(3 870)	(4 516)	(9 547)	(30 268)	(34 260)
Investments acquired	(57)	–	(50)	(116)	(112)
Fixed assets sold	85	69	261	249	548
	(3 842)	(4 447)	(9 336)	(30 135)	(33 824)
Cash provided by financing activities					
Net increase in shareholders' funding	204	742	1 008	1 767	2 267
Leased assets	(43)	(42)	(110)	(133)	(162)
(Decrease)/increase in long-term loans	(5 733)	–	(5 054)	25 326	19 026
(Decrease)/increase in overdrafts and short-term borrowings	(701)	183	(223)	6 716	12 232
	(6 273)	883	(4 379)	33 676	33 363
Increase in cash balances	1 066	1 833	3 902	5 086	5 245
Cash and cash equivalents at beginning of period	10 616	10 616	10 616	6 919	6 919
Translation adjustment	5 045	2 971	2 209	292	(1 548)
Cash and cash equivalents at *end of period*	16 727	15 420	16 727	12 297	10 616

STATEMENT OF SHAREHOLDERS' EQUITY – US dollar thousand

	Ordinary share capital and premium	Retained income/ (accumulated loss)	Equity reserves	Unaudited Year to date March 2003	Unaudited Year to date March 2002	Audited Year ended June 2002
Changes in shareholders' equity						
Balance at beginning of period	218 429	(861)		217 568	268 664	268 664
Share options exercised	1 011			1 011	1 767	2 267
Expenses written off against share premium	(3)			(3)	–	–
Transfers to equity reserves			725	725		–
Net earnings for the period		12 431		12 431	1 780	3 608
Translation adjustment	63 994			63 994	(17 193)	(56 971)
Balance at end of period	283 431	11 570	725	295 726	255 017	217 568



OPERATING RESULTS

AVGOLD TOTAL

		Unaudited Quarter ended			Unaudited Year to date		Audited Year ended
		March 2003	March 2002	December 2002	March 2003	March 2002	June 2002
Metric							
Ore milled	tonnes	328 795	74 397	376 623	1 067 953	244 156	488 023
Gold sold	kg	3 267	673	2 934	9 276	2 111	4 179
Yield	g/t	9,93	9,05	7,79	8,69	8,65	8,56
Cash cost	R/kg	53 386	68 735	59 838	56 502	69 199	64 277
Non-cash cost	R/kg	17 189	15 633	16 733	17 094	11 626	18 375
Total cost	R/kg	70 575	84 368	76 571	73 596	80 825	82 652
Capital expenditure	R000's	31 870	26 554	37 977	89 885	360 525	437 514
Imperial							
Ore milled	tons	362 431	82 008	415 152	1 177 205	269 133	537 948
Gold sold	oz	105 021	21 649	94 332	298 226	67 875	134 348
Yield	oz/t	0,29	0,26	0,23	0,25	0,25	0,25
Cash cost	US$/oz	197	184	189	184	217	198
Non-cash cost	US$/oz	63	42	53	56	36	57
Total cost	US$/oz	260	226	242	240	253	255
Capital expenditure	US$000's	3 785	2 285	3 856	9 412	36 343	43 495

ETC TOTAL

		March 2003	March 2002	December 2002	March 2003	March 2002	June 2002
Metric							
Ore milled	tonnes	79 378	74 397	83 107	242 126	244 156	315 523
Gold sold	kg	683	673	784	2 169	2 111	2 805
Yield	g/t	8,61	9,05	9,43	8,96	8.65	8,89
Cash cost	R/kg	74 786	71 462	65 027	72 259	69 199	69 805
Non-cash cost	R/kg	9 784	10 142	8 382	8 987	9 549	11 919
Total cost	R/kg	84 570	81 604	73 409	81 246	78 748	81 724
Capital expenditure	R000's	2 057	1 464	3 848	9 005	14 658	17 482
Development results:							
Advanced	m	1 718	1 874	1 939	5 453	6 256	7 909
Reef development	m	530	424	539	1 446	1 607	1 872
Sampled	m	440	585	606	1 357	1 775	2 010
Channel width	cm	162	241	215	196	226	223
Channel value	g/t	3,1	3,5	8.0	6,9	3.6	3,8
	cm.g/t	509	830	1 714	1 356	820	854
Imperial							
Ore milled	tons	87 498	82 008	91 609	266 895	269 134	347 801
Gold sold	oz	21 975	21 649	25 192	69 742	67 875	90 181
Yield	oz/t	0,25	0,26	0,27	0,26	0,25	0,26
Cash cost	US$/oz	276	191	205	235	217	215
Non-cash cost	US$/oz	36	27	27	29	30	37
Total cost	US$/oz	312	218	232	264	247	252
Capital expenditure	US$000's	244	126	391	943	1 478	1 733

TARGET TOTAL

		March 2003	March 2002	December 2002	March 2003	March 2002	June 2002
Metric							
Ore milled	tonnes	249 417	–	293 516	825 827	–	172 500
Gold sold	kg	2 583	–	2 150	7 107	–	1 374
Yield	g/t	10,36	–	7,33	8,61	–	7,96
Cash cost	R/kg	47 723	–	57 948	51 692	–	52 992
Non-cash cost	R/kg	16 342	–	17 064	16 953	–	26 594
Total cost	R/kg	64 065	–	75 012	68 645	–	79 586
Capital expenditure	R000's	25 657	23 806	30 849	72 171	345 867	404 754
Development results:							
Advanced	m	1 809	1 362	1 986	5 718	4 040	5 933
Reef development	m	1 374	801	1 744	4 263	1 866	2 561
Sampled	m	513	360	437	1 623	979	1 377
Channel width	cm	428	458	455	1 339	1 348	1 757
Channel value	g/t	9,79	11,70	8,33	8,00	6,89	6,31
	cm.g/t	4 191	5 360	3 790	10 708	9 292	11 083
Imperial							
Ore milled	tons	274 932	–	323 543	910 309	–	190 147
Gold sold	oz	83 045	–	69 140	228 484	–	44 167
Yield	oz/t	0,30	–	0,21	0,25	–	0,23
Cash cost	US$/oz	176	–	183	168	–	156
Non-cash cost	US$/oz	60	–	54	55	–	78
Total cost	US$/oz	237	–	237	224	–	234
Capital expenditure	US$000's	3 047	2 049	3 132	7 557	34 866	40 119



PRODUCTION COST RECONCILIATION

AVGOLD TOTAL – Rand thousand

		Unaudited Quarter ended			Unaudited Year to date		Audited year ended
Rand thousand		**March 2003**	March 2002	December 2002	**March 2003**	March 2002	June 2002
Gold operating costs per income statement		**174 636**	46 071	176 053	**524 769**	142 425	265 137
Add: Revenue from closed operations		**–**	213	–	**–**	3 666	4 551
Less: Revenue from by-products		**(250)**	–	(465)	**(905)**	–	(1 093)
Cash costs		**174 386**	46 284	175 588	**523 864**	146 091	268 595
Add:							
– Retrenchments		**–**	–	–	**–**	–	4 747
– Amortisation and depreciation		**48 291**	6 257	42 918	**140 322**	18 325	57 389
– General and administration		**7 858**	4 483	6 259	**18 478**	9 885	19 195
Less: – Revenue from closed operations		**–**	(213)	–	**–**	(3 666)	(4 551)
Non-cash costs		**56 149**	10 527	49 177	**158 800**	24 544	76 780
Total cost		**230 535**	56 811	224 765	**682 664**	170 635	346 375
Gold sold	kg	**3 267**	673	2 934	**9 276**	2 111	4 179
Production cost:							
Cash cost	R/kg	**53 386**	68 735	59 838	**56 502**	69 199	64 277
Non-cash cost	R/kg	**17 189**	15 633	16 733	**17 094**	11 626	18 375
Total operating cost	R/kg	**70 575**	84 368	76 571	**73 596**	80 825	82 652
Gold price realised	R/kg	**85 036**	96 358	82 197	**84 033**	91 438	86 794

AVGOLD TOTAL – US dollar thousand

		Unaudited Quarter ended			Unaudited Year to date		Audited year ended
US$ thousand		**March 2003**	March 2002	December 2002	**March 2003**	March 2002	June 2002
Gold operating costs per income statement		**20 741**	3 965	17 873	**54 950**	14 358	26 280
Add: Revenue from closed operations		**–**	18	–	**–**	370	451
Less: Revenue from by-products		**(30)**	–	(47)	**(95)**	–	(108)
Cash costs		**20 711**	3 983	17 826	**54 855**	14 727	26 623
Add:							
– Retrenchments		**–**	–	–	**–**	–	471
– Amortisation and depreciation		**5 735**	538	4 357	**14 693**	1 847	5 689
– General and administration		**833**	386	635	**1 935**	996	1 903
Less: – Revenue from closed operations		**–**	(18)	–	**–**	(370)	(451)
Non-cash costs		**6 669**	906	4 993	**16 628**	2 474	7 612
Total cost		**27 379**	4 889	22 819	**71 483**	17 202	34 235
Gold sold	oz	**105 021**	21 649	94 332	**298 225**	67 875	134 348
Production cost:							
Cash cost	US$/oz	**197**	184	189	**184**	217	198
Non-cash cost	US$/oz	**63**	42	53	**56**	36	57
Total operating cost	US$/oz	**261**	226	242	**240**	253	255
Gold price realised	US$/oz	**310**	314	296	**303**	287	306



CONTACT DETAILS

EBRAHIM TAKOLIA
Direct line: (+27 11) 634-0333
Fax: (+27 11) 634-0278
Mobile: 083 291 3384
e-mail: ebrahimt@avmin.co.za

AVGOLD
AVGOLD LIMITED

www.avgold.co.za



motiv
Printed by Ince (Pty) Ltd

